June 9, 2006

VIA EDGAR FILING/FEDERAL EXPRESS
--------------------------------
                                                     MERITAS LAW FIRMS WORLDWIDE
Jason Wynn/Mail Stop 7010                            Roger D. Linn
Securities and Exchange Commission                   916.558.6064 Direct
Division of Corporation Finance                      rlinn@weintraub.com
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:      Newgold, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         Filed March 3, 2006
         File No. 333-132218

Dear Mr. Wynn:

On behalf of Newgold, Inc., a Delaware corporation ("Newgold" or the "Company"), we are responding to the comments in the letter from you dated March 31, 2006 relating to the above-referenced registration statement filed by Newgold. The responses below were provided by Newgold and have been numbered to correspond with the comments in your March 31, 2006 letter.

COMMENT NO. 1:

We understand that there are outstanding comments on your most recent (FY
2005)10-KSB. Please note that we will not be in a position to grant your pending registration statement effective until all comments have been addressed.

RESPONSE:

The Company acknowledges that staff comments relating to the Company's fiscal 2005 10-KSB must be resolved prior to the time that the staff will be in a position to grant effectiveness to this registration statement. Please be advised that the Company filed its amended 2005 10-KSB/A on June 2, 2006. On June 8, 2006, the Company was informed by Mr. Jeff Jaramillo that the staff had completed their review of the 2005 10-KSB/A.

Jason Wynn
Securities and Exchange Commission
June 9, 2006
Page 2



COMMENT NO. 2:

According to the Securities Purchase Agreement dated January 27, 2006, one of the conditions to Cornell's obligation to purchase the secured convertible debentures is that it receives an acknowledgment, "...to the satisfaction of the Buyer...", from your independent certified public accountant as to your ability to provide all consents required in order to file a registration statement in connection with this transaction. It appears that this provision may give Cornell control over this condition. Tell us why you believe the offering of the shares has been completed such that it is appropriate to register the resale of such shares at this time. We may have further comment.

RESPONSE:

The provision in the Securities Purchase Agreement relating to consents from Newgold's independent certified public accountants "to the satisfaction of the Buyer" (Section 7(a)(x)) relates only to the "first closing" which occurred on January 27, 2006. No such condition is provided to the Buyer with regard to the second or third closings referred to in the Securities Purchase Agreement. Consequently, after the first closing was consummated, Cornell Capital has no further control over this condition in subsequent closings. Therefore, the Company believes that the offering of the debentures has been completed as of January 27, 2006.

COMMENT NO. 3:

We also note that the Securities Purchase Agreement refers to a Pledge and Escrow Agreement that has not been filed as an exhibit to this registration statement. Please file this agreement with the next amendment to the registration statement.

RESPONSE:

The Pledge and Escrow Agreement dated January 27, 2006 is now filed as Exhibit
10.13 in the amended Form SB-2.

Jason Wynn
Securities and Exchange Commission
June 9, 2006
Page 3



Conclusion
----------

In addition to the changes required to address the above staff comments, the SB-2 Prospectus has been updated to include and discuss, among other things, the audited financial statements for the Company's fiscal year ended January 31, 2006. A marked copy of the Company's amended SB-2 registration statement showing the changes made to the amended SB-2 registration statement have been filed directly with the staff in order to expedite your review.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the staff's comment letter of March 31, 2006 or any of the updated information provided in the amended SB-2 registration statement.

Very truly yours,


/s/ WEINTRAUB GENSHLEA CHEDIAK

weintraub genshlea chediak
LAW CORPORATION


Roger D. Linn

RDL/dmg

cc:  Scott Dockter/James Kluber